Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	6 August 2003	No of sheets:	7

03032506

NI/134/2003

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Report for the first half of 2003.

Herein are presented only the consolidated balance sheet, consolidated profit and loss account, description of changes in consolidated shareholders' funds and consolidated statement of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Report for the first half of 2003 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik

dlw 10/6

EXEMPTION NUMBER: **82 4639**

(in '000PLN)

CONSOLIDATED BALANCE SHEET	Note	H1/2003	2002	H1/2002
ASSETS				
I. Fixed Assets		5 828 430	5 820 618	6 036 994
1. Intangible fixed assets, of which:	1	327 072	346 170	578 031
- goodwill		1 862	2 020	2 15[illegible]
2. Goodwill of subordinated entities	2	691		
3. Tangible fixed assets	3	4 589 509	4 628 649	4 617 676
4. Long term debtors	4, 9	4 612	4 606	3 886
4.1. From related entities				
4.2. From other entities		4 612	4 606	3 886
5. Long term investments	5	645 977	629 888	623 477
5.1. Real estate		5 068	5 067	5 068
5.2. Intangible fixed assets				
5.3. Long term financial assets		640 909	624 821	618 409
a) in related entities, of which:		33 585	39 504	38 890
- shares in subordinated entities valued by the equity method		27 874	39 497	38 883
- shares in subsidiaries and co-subsidiaries not subject to consolidation		5 704		
b) in other entities		607 324	585 317	579 519
5.4. Other long term investments				
6. Long term prepayments	6	260 569	211 305	213 924
6.1. Deferred income tax asset		255 508	205 185	203 079
6.2. Other prepayments		5 061	6 120	10 845
II. Current assets		2 354 343	2 074 223	2 103 890
1. Inventory	7	952 267	905 534	1 080 821
2. Short term debtors	8, 9	626 211	728 430	596 470
2.1. From related entities		2 334	1 696	5 628
2.2. From other entities		623 877	726 734	590 842
3. Short term investments	10	688 769	398 702	335 057
3.1 Short term financial assets		688 769	398 702	335 057
a) in related entities		751		
b) in other entities		329 335	175 407	100 805
c) cash and cash equivalents		358 683	223 295	234 252
3.2. Other short term investments				
4. Short term prepayments	11	87 096	41 557	91 542
Total assets		8 182 773	7 894 841	8 140 884

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 255 524	3 074 791	3 182 015
1. Share capital	13	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Own shares (negative value)	14			
4. Reserve capital	15	1 421 280	1 230 370	1 227 680
5. Revaluation reserve capital	16	940 110	862 115	759 869
6. Other reserve capital	17	2 597	648	648
7. Exchange rate differences arising from subordinated entities		22 408	21 706	20 120
a. positive exchange rate differences		22 408	21 706	20 120
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years		(1 229 750)	(825 314)	(824 737)
9. Net profit (loss)		98 879	(214 734)	(1 565)
10. Write-off of net profit in the financial year (negative value)	18			
II. Minority interest	19	18 597	16 360	18 312
III. Negative goodwill of subordinated entities	20	6 705	574	711
IV. Liabilities and provisions for liabilities		4 901 947	4 803 116	4 939 846
1. Provisions for liabilities	21	1 480 758	1 436 217	1 335 026
1.1. Provision for deferred income tax		282 478	202 541	122 291
1.2. Provision for retirement and related benefits		721 337	711 444	692 151
a) long term		668 243	657 887	641 195
b) short term		53 094	53 557	50 956
1.3. Other provisions		476 943	522 232	520 584
a) long term		412 019	412 859	397 535
b) short term		64 924	109 373	123 049
2. Long term liabilities	22	18 909	1 213 286	268 975

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

2.1. Toward related entities				
2.2. Toward other entities		18 909	1 213 286	268 975
3. Short term liabilities	23	3 207 284	2 003 161	3 129 408
3.1. Toward related entities		6 066	38 301	30 391
3.2. Toward other entities		3 122 349	1 905 038	3 024 723
3.3. Special funds		78 869	59 822	74 294
4. Accruals and deferred income	24	194 996	150 452	206 437
4.1. Negative goodwill				
4.2. Other accruals and deferred income		194 996	150 452	206 437
a) long term		2 628	2 601	2 508
b) short term		192 368	147 851	203 929
Total shareholders' funds and liabilities		8 182 773	7 894 841	8 140 884

Net assets		3 255 524	3 074 791	3 182 015
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25	16.28	15.37	15.91
Diluted shares outstanding				
Diluted net assets per share (in PLN)	25			

OFF-BALANCE SHEET ITEMS	Note	H1/2003	2002	H1/2002
1. Contingent debtors	26	84 611	86 690	68 605
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		84 611	86 690	68 605
- received guarantees		14 830	17 172	336
- contested State budget issues		43 992	44 430	49 221
- bills of exchange debtors		25 609	24 848	18 690
- other		180	240	358
2. Contingent liabilities	26	27 505	20 640	19 496
2.1. Toward related entities (due to)		25 082	19 954	17 231
- granted guarantees		25 082	19 954	17 231
2.2. Toward other entities (due to)		2 423	686	2 265
- granted guarantees		2 423	686	2 265
3. Other (due to)		328 610	382 962	312 044
- bills of exchange		24 850	25 198	34 708
- contingent penalties				121
- perpetual usufruct of land		203 514	198 486	198 478
- fixed assets used on the basis of a rental, lease agreements etc		2 255	1 275	996
- fixed assets used on the basis of a leasing agreement (not subject to depreciation)		3 746	3 746	3 810
- leased land		2	2	4
- liabilities due to implementation and R&D projects, and other unrealised		59 607	52 817	14 287
- contested State budget liabilities		24 103	76 870	48 685
- other unresolved and disputed issues, etc.		10 533	24 568	10 955

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Note	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials, of which:		2 590 432	2 493 26[illegible]
- from related entities		7 780	7 676
1. Net revenue from the sale of products	27	2 490 025	2 417 664
2. Net revenue from the sale of goods and materials	28	100 407	75 59[illegible]
II. Cost of products, goods and materials sold, of which:		(2 086 532)	(2 034 476)
- from related entities		(7 067)	(7 299)
1. Cost of manufactured products sold	29	(2 006 611)	(1 975 525)
2. Cost of goods and materials sold		(79 921)	(58 951)
III. Gross profit (I-II)		503 900	458 785
IV. Selling costs	29	(52 431)	(45 578)
V. General administrative costs	29	(274 599)	(288 507)
VI. Profit from sales (III-IV-V)		176 870	124 700
VII. Other operating income		44 838	85 764
1. Profit from disposal of non-financial fixed assets		881	374
2. Subsidies		320	216
3. Other operating income	30	43 637	85 174
VIII. Other operating costs		(89 647)	(95 198)
1. Loss from disposal of non-financial fixed assets			
2. Revaluation of non-financial assets		(44 571)	(19 470)
3. Other operating costs	31	(45 076)	(75 728)
IX. Operating profit (loss) (VI+VII-VIII)		132 061	115 266
X. Financial income	32	315 620	167 934
1. Dividends and share in profit, of which:		46 634	
-from related entities			
2. Interest, of which:		16 896	31 804
- from related entities		12	271
3. Profit from the disposal of investments		80 243	3 195
4. Revaluation of investments		162 570	83 532
5. Other		9 277	49 403
XI. Financial costs	33	(279 423)	(241 367)
1. Interest, of which:		(49 689)	(85 063)
- for related entities		(8)	(231)
2. Loss from the disposal of investments			
3. Revaluation of investments		(147 546)	(51 625)
4. Other		(82 188)	(104 679)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34		(1 016)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)		168 258	40 817
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		(787)	1 292
1. Extraordinary gains	35	156	3 342
2. Extraordinary losses	36	(943)	(2 050)
XV. Write-off of goodwill of subordinated entities		(118)	0
XVI. Write-off of negative goodwill of subordinated entities		207	486
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		167 560	42 595
XVIII. Taxation	37	(68 686)	(44 937)
a) current taxation		(68 826)	(80 861)
b) deferred taxation		140	35 924
XIX. Other obligatory deductions from profit (loss increase)	38		
XX. Share in net profit (loss) of subordinated entities valued by the equity method		949	1 484
XXI. Minorities (profit) loss		(944)	(707)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	98 879	(1 565)

Net profit (loss) (annualised)		(114 290)	(847 107)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	40	(0.57)	(4.24)
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	H1/2003	2002	H1/2002
I. Shareholders' funds - beginning of the period	3 074 791	3 124 853	3 124 853
a) changes of accounting policies		17 933	29 300
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 074 791	3 142 786	3 154 153
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issuance of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3.Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	1 230 370	1 425 055	1 425 055
4.1. Changes in reserve capital	190 910	(194 685)	(197 375)
a) increase, due to:	305 273	157 889	154 010
- issuance of shares over nominal value			
- from profit distribution (statutory)	1 009	96	109
- from profit distribution (over statutorily-required minimum value)	265 801	8 864	8 851
- transfer from revaluation reserve capital	1 400	4 420	2 388
- consolidation adjustments	21 878	122 086	122 061
- share in change of capital entities valued by equity method	4 027	2 603	2 603
- other	11 158	19 820	17 998
b) decrease, due to:	(114 363)	(352 574)	(351 385)
- coverage of losses	(69 474)	(206 777)	(206 442)
- share in results of entities valued by equity method	(1 652)	(1 112)	(1 112)
- consolidation adjustments	(43 237)	(17 363)	(17 006)
- write-off of goodwill from prior years		(125 348)	(125 348)
- other		(1 974)	(1 477)
4.2. Reserve capital - end of the period	1 421 280	1 230 370	1 227 680
5. Revaluation reserve capital - beginning of the period	862 115	736 046	736 046
5.1. Changes in revaluation reserve capital	77 995	126 069	23 823
a) increase, due to:	207 735	311 004	99 123
- settlement due to hedging instruments	8 916	16 055	31 053
- adjustment due to change of company status	(1 295)		
- valuation of hedging transactions, in the effective part	200 114	289 064	62 259
- other increases		5 885	5 811
b) decrease, due to:	(129 740)	(184 935)	(75 300)
- disposal of fixed assets	(1 528)	(4 511)	(2 940)
- valuation of hedging instruments, in the effective part	(9 060)	(29 207)	(59 550)
- settlement due to hedging instruments	(89 313)	(101 610)	
- excess of deferred income tax asset over deferred income tax provision	(29 824)	(49 548)	(12 808)
- other decreases	(15)	(59)	(2)
5.2. Revaluation reserve capital - end of the period	940 110	862 115	759 869
6. Other reserve capital - beginning of the period	648	510	510
6.1. Changes in other reserve capital	1 949	138	138
a) increase, due to:	1 949	138	138
- capital creation from net profit (decision General Shareholders Meeting)	89	138	138
- adjustment due to change of company status	1 860		
b) decrease, due to:			
6.2. Other reserve capital - end of the period	2 597	648	648
7. Exchange rate differences arising from subordinated entities	22 408	21 706	20 120
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 040 048)	(1 054 513)	(1 054 513)

EXEMPTION NUMBER: 82 4639
(in '000PLN)

8.1. Retained profit from prior years - beginning of the period	273 091	57 425	57 425
a) changes to accounting methodology (policies)		17 933	118 332
b) corrections due to error			
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	273 091	75 358	175 757
a) increase, due to:	11 600	1 596	1 528
-distribution of profit from prior years			
- adjustment due to change of company status	633		
- consolidation adjustments	10 967	1 596	1 528
b) decrease, due to:	(274 743)	(76 227)	(76 230)
- coverage of loss	(7 745)	(14 837)	(14 837)
- transfer to reserve capital	(266 809)	(8 960)	(8 960)
- transfer to other reserve capital	(89)	(138)	(138)
- bonuses and premiums for employees payment	(100)		
- consolidation adjustments (including due to permanent diminution in value of shares)		(46 484)	(46 487)
- other decreases		(5 808)	(5 808)
8.3. Retained profit from prior years - end of the period	9 948	727	101 055
8.4. Uncovered loss from prior years - beginning of the period	1 313 139	1 111 938	1 111 938
a) changes to accounting methodology (policies)			89 032
b) corrections due to error			
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 313 139	1 111 938	1 200 970
a) increase, due to:	3 601	2 300	117 977
- transfer of losses from prior years to be covered			
- changes to accounting methodology (policies)			117 977
- consolidation adjustments	3 601	2 300	
b) decrease, due to:	(77 042)	(288 197)	(393 155)
- coverage of loss from profit distribution	(7 745)	(14 837)	(14 837)
- coverage of loss from reserve capital and other reserve capital	(69 474)	(206 777)	(206 442)
- consolidation adjustments	177	(43 850)	(161 826)
- valuation of embedded instruments		(8 608)	
- other decreases		(14 125)	(10 050)
8.6. Uncovered loss from prior years - end of the period	1 239 698	826 041	925 792
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 229 750)	(825 314)	(824 737)
9. Net result	98 879	(214 734)	(1 565)
a) net profit	98 879		
b) net loss		(214 734)	(1 565)
c) write-off from profit			
II. Shareholders' funds - end of the period	3 255 524	3 074 791	3 182 015
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 255 524	3 074 791	3 182 015

CONSOLIDATED STATEMENT OF CASH FLOWS	H1/2003	H1/2002
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	98 879	(1 565)
II. Total adjustments	216 886	227 595
1. Minorities profit (loss)	944	707
2. Share in (profit) loss of subordinated entities valued by the equity method	(949)	(1 484)
3. Depreciation, of which:	249 176	255 830
- write-off of goodwill or negative goodwill of subordinated entities	(89)	(486)
4. (Profit) loss on exchange rate differences	17 813	38 833
5. Interest and share in profits (dividends)	(1 118)	67 644
6. (Profit) loss on investing activities	(78 499)	2 670
7. Change in provisions	14 717	160 454
8. Change in inventories	(46 733)	(81 985)
9. Change in debtors	100 297	(14 620)
10. Change in short term liabilities, excluding bank and other loans	47 492	(41 709)
11. Change in prepayments and accruals	(50 194)	37 403
12. Other adjustments	(36 060)	(196 148)
III. Net cash flow from operations (I+/-II)	315 765	226 030

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

B. Cash flow from investing activities		
I. Inflow	116 855	781 157
1. The sale of intangible fixed assets and tangible fixed assets	2 555	2 402
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	113 834	778 140
a) in related entities	11	7 656
- the sale of financial assets	1	7 553
- dividends and share in profit		
- repayment of long term loans granted		
- interest	10	3
- other inflow from financial assets		100
b) in other entities	113 823	770 484
- the sale of financial assets	39 466	765 279
- dividends and share in profit	46 509	
- repayment of long term loans granted		
- interest	3 848	5 168
- other inflow from financial assets	24 000	37
4. Other investment inflow	466	615
II. Outflow	(242 557)	(1 049 571)
1. The purchase of intangible fixed assets and tangible fixed assets	(133 169)	(317 098)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(106 390)	(729 143)
a) in related entities	(12 554)	(1)
- the purchase of financial assets	(11 904)	(1)
- long term loans granted		
- other outflow from financial assets	(650)	
b) in other entities	(93 836)	(729 142)
- the purchase of financial assets	(62 836)	(729 082)
- long term loans granted		
- other outflow from financial assets	(31 000)	(60)
4. Dividends and other share in profit paid to minorities	(215)	
5. Other investment outflow	(2 783)	(3 330)
III. Net cash flow from investing activities (I-II)	(125 702)	(268 414)
C. Cash flow from financing activities		
I. Inflow	16 809	1 302 312
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	199	497
2. Bank and other loans	16 610	1 301 815
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(71 967)	(1 162 462)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(18 409)	(1 090 942)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(731)	
8. Interest	(52 827)	(71 489)
9. Other financial outflow		(31)
III. Net cash flow from financing activities (I-II)	(55 158)	139 850
D. Total net cash flow(A.III+/-B.III+/-C.III)	134 905	97 466
E. Change in balance sheet total of cash and cash equivalents, of which:	135 388	97 669
- change in cash and cash equivalents due to exchange rate differences	483	203
F. Cash and cash equivalents - beginning of the period	223 561	136 685
G. Cash and cash equivalents - end of the period (F+/-D), of which:	358 466	234 151
- including those having limited rights of disposal	29 070	27 426